Exhibit 22
                                                                      ----------

                                                           For Immediate Release

                      ESC SHAREHOLDERS REACT TO ESC MEDICAL
                       ATTEMPT TO STOP SHAREHOLDER MEETING

     May 11, 1999 -- New York, New York -- Messrs. Arie Genger and Barnard J. Gottstein, two of the largest shareholders of ESC Medical Systems Ltd. (NASDAQ:
ESCMF), commented today on the ESC legal action filed in Israeli court seeking to prevent the ESC shareholders meeting called by Messrs. Genger and Gottstein from occurring as scheduled on June 2, 1999. The court has denied ESC's attempt to prevent the solicitation through an ex parte motion and has set May 26 as the date for a full hearing.

     Messrs. Genger and Gottstein stated "This is typical of ESC's continuing pattern to disenfranchise shareholders at every opportunity. All we have done is sought to exercise our legal rights to have a shareholder referendum on whether a majority of the current board of directors should be replaced. Instead of allowing this vote to go forward with ample opportunity for both sides to present their views, this management has chosen once again to use the court process in an attempt to inhibit shareholders from stating their views. We wonder how much more evidence shareholders need to become convinced as we are that the current board and management are not acting in the interest of all shareholders but seem more interested in entrenching themselves in office at all cost."

     Messrs. Genger and Gottstein have called for a special meeting of shareholders to be convened June 2, 1999. Shareholders of record on May 10 will be entitled to vote and be represented at the meeting.



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